Exhibit 10.19

[ACB letterhead]

August 19, 2015

Christopher G. Tietz

531 Broad Street

Chattanooga, TN 37402

Re:	Retention Benefits

Dear Chris:

As Atlantic Capital Bancshares, Inc. (“Atlantic”) and First Security Group, Inc. (“FSG”) and their affiliates (collectively, the “Employer”) strive to achieve certain important goals in the upcoming months, it is critical that we retain our experienced and key employees. Because you are a valued employee, the Employer is providing an opportunity for you to earn additional compensation as outlined below, (the “Retention Benefits”) that includes certain items that are contingent upon your continued employment with the Employer and its successors through February 29, 2016 (the “Retention Date”) with two additional 90-day extensions available by the mutual agreement of the Employer and the Employee (the “Extension Periods”).

The Effective Date of this Agreement (the “Effective Date”) is the date of the merger of Atlantic and FSG. In the event the merger between Atlantic and FSG does not occur, this Agreement is null and void and your employment shall continue with FSG subject to the terms of the Employment Agreement dated April 15, 2014 (“FSG Employment Agreement”).

As of the Effective Date, this retention agreement (“Retention Agreement”) replaces and supersedes any prior employment agreements that relates to severance benefits. If you choose not to accept this Agreement, your employment will terminate on the effective date of the merger of Atlantic and FSG, and you will receive the severance benefits under the change of control provisions provided for in the FSG Employment Agreement.

The Retention Benefits will be payable to you in accordance with the following terms and conditions:

1.	Your current base salary of $251,200 (“Current Base Salary”) and target bonus of 30% (“Target Bonus”) of Current Base Salary shall remain in effect for your continued employment with the Employer.

2.	The Employer will pay to you a minimum cash bonus for 2015 equal to 30% of your then Current Base Salary. For 2016, if you remain employed through February 29, 2016, the Employer will pay to you a minimum cash bonus equal to 30% of your Current Base Salary, prorated for the portion of the year during which your are employed during 2016. The annual cash bonus for 2015 will be paid in accordance with the normal payroll practices of the Employer, and will be subject to all applicable withholdings. The 2016 cash bonus, as applicable, will be paid in accordance with normal payroll practices of the Employer and will be paid within 60 days following separation.

3.	If you terminate employment from the Employer on or after the Retention Date, or in the event of your involuntary termination without Cause prior to the Retention Date, all remaining unvested stock options will immediately vest and you will be eligible to exercise all outstanding stock options during the remaining term of the options, defined as ten years from the grant date.

4.	As of the Effective Date of this Agreement, upon your termination of employment for any reason and whether voluntary or involuntary, you will be entitled to receive severance benefits in an amount equal to 2.25 times the sum of your Current Base Salary plus Target Bonus in equal semi-monthly installments over a twenty-four month period.

a.	In return for the severance payment described in this paragraph 4, you must execute a full release and waiver (the Severance Agreement and Full and Final Release of Claims attached hereto as Exhibit “A” and made a part of this Agreement) of all known or unknown claims or causes of action you may have against the Employer. The severance payments shall begin within 60 days following your termination of employment provided you have executed the release and the release has become irrevocable before then. If the 60-day period described in the immediately preceding sentence begins in one calendar year and ends in a later calendar year, the payments shall begin in the later calendar year even if you execute the release and it becomes irrevocable in the earlier calendar year. If you do not execute the release and the release does not become irrevocable before the 60th day after your termination of employment, you will not receive the severance payment described in this paragraph 4.

b.

Notwithstanding any provision of this Agreement to the contrary, if any amount or benefit to be paid or provided under this Agreement or otherwise payable to you by the Employer would be an “Excess Parachute Payment,” within the meaning of Section 280G of the Code, but for the application of this sentence, then the payments and benefits to be paid or provided under this Agreement will be reduced to the minimum extent necessary (but in no event to less than zero) so that no portion of any such payment or benefit, as so reduced, constitutes an Excess Parachute Payment; provided, however, that the foregoing reduction will be made only if and to the extent that such reduction would result in an increase in the aggregate payment and benefits to be provided, determined on an after-tax basis (taking into account the excise tax imposed pursuant to Section 4999 of the Code, any tax imposed by any comparable provision of state law, and any applicable federal, state and local income and employment taxes). Whether requested by you or the Employer, the determination of whether any reduction in such payments or benefits to be provided under this Agreement or otherwise is required pursuant to the preceding sentence will be made at the expense of the Employer by the Employer’s independent accountants. In the event the payments to you are required to be reduced pursuant to paragraph 4, the portions of the payments that would be paid latest in time will be reduced first and if multiple portions of the payments to be reduced are paid at the same time, any non-cash payments will be reduced before any cash payments, and any remaining cash payments will be reduced pro rata.

c.	In the event that any of the Employer’s regulatory capital ratios fall below the levels to be considered “well-capitalized” under applicable bank regulations, you may demand that all future payments be paid in a lump sum benefit within 30 days; except to the extent the payments hereunder are subject to Section 409A of the Internal Revenue Code and acceleration of such payments would be prohibited by Section 409A.

5.	As of the Effective Date of this Agreement, you are entitled to the following COBRA benefit. The benefit will begin following your separation date. The Employer will reimburse to you an amount equal to the Employer’s portion of the health insurance premiums then paid for active employees for the level of coverage you elect pursuant to COBRA until the earlier of the expiration of the twelve (12) month period following the termination date or the date on which you receive substantially comparable coverage and benefits under the group health plans of a subsequent employer.

6.	For purposes of this Agreement, “Cause” shall mean your (i) act of fraud against or material dishonesty in the course of your employment to the Employer that results in material financial harm to the Employer; (ii) conviction of a crime constituting a felony; (iii) willful misconduct or gross negligence in the performance of your duties that results in material financial harm to the Employer, or (iv) material breach of any written code of conduct applicable to your employment with the Employer that results in material financial harm to the Employer. For items (i), (iii) and (iv), written notice must be provided within 30 days of the alleged action and you will be entitled to a 30 day cure period.

7.

All payments under this Agreement are intended to be either outside the scope of Section 409A or to comply with its requirements as to timing of payments. Accordingly, to the extent applicable, this Agreement shall at all times be operated in accordance with the requirements of Section 409A. The Employer shall have authority to take action, or refrain from taking any action, with respect to the payments and benefits under this Agreement that is reasonably necessary to comply with Section 409A. Any payments that qualify for the “short-term deferral” exception or another exception under Section 409A shall be paid under the applicable exception. Notwithstanding anything in this Agreement to the contrary, if any amounts or benefits payable under this Agreement in the event of your termination of employment constitute “nonqualified deferred compensation” within the meaning of Section 409A, payment of such amounts and benefits shall commence when you incur a “separation from service” within the meaning of Treasury Regulation 1.409A-1(h), without regard to any of the optional provisions thereunder, from the Employer and any entity that would be considered a single employer with the Employers under Code Section 414(b) or 414(c) (“Separation from Service”). Such payments or benefits shall be provided in accordance with the timing provisions of this Agreement by substituting the Agreement’s references to “termination of employment” or “termination” with Separation from Service. In addition, if you are a “specified employee” within the meaning of Code Section 409A(a)(2)(B)(i) at the time of your Separation from Service, any amount or benefits that the constitutes “nonqualified deferred compensation” within the meaning of Section 409A that becomes payable to you on account of the Separation from Service will not be paid until after the earlier of (i) the first business day of the seventh month following your Separation from Service, or (ii) the date of the your death (the “409A Suspension Period”). Within 14 calendar days after the end of the 409A Suspension Period, you will be paid a cash lump sum payment equal to any payments (including interest on any such payments, at an interest rate of not less than the prime interest rate, as published in the Wall Street Journal, over the period such payment is restricted from being paid) and benefits that the Employer would otherwise have been required to provide under this Agreement but for the imposition of the 409A Suspension Period. Thereafter, you will receive any remaining payments and benefits due under this Agreement.

Please be aware that upon acceptance of this Agreement, your employment will continue as an “at-will” employee of the Employer. Thus, you may terminate your employment with the Employer at any time, and the Employer may terminate your employment at any time.

To acknowledge your understanding and acceptance of the terms and conditions of this Agreement, please sign and date the enclosed copy of this letter and return the signed copy to me.

Very truly yours,

/s/ Douglas L. Williams

Douglas L. Williams

ACCEPTED AND AGREED this 25 day of August, 2015.

/s/ Christopher G. Tietz
Christopher G. Tietz

Exhibit “A”

SEVERANCE AGREEMENT AND

FULL AND FINAL RELEASE OF CLAIMS

This Severance Agreement and Full and Final Release of Claims (“Agreement”) is made and entered into by and among Atlantic Capital Bancshares, Inc., a bank holding company organized under the laws of the State of Georgia (the “Company”), Atlantic Capital Bank, N.A., a national association organized under the laws of the United States (the “Bank” and collectively with the Company, the “Employer”), and Christopher G. Tietz (the “Executive”).

1. SEPARATION. Executive’s employment with the Employer will terminate on February 29, 2016 or such later date as may be determined by the parties (“Separation Date”). The parties acknowledge that Executive’s termination from employment will result in a “Separation from Service” as defined in Section 409A of the Internal Revenue Code. Executive further agrees that the Executive hereby resigns as an officer and director of the Employer and any related or affiliated entities as of the Separation Date, as applicable.

2. CONSIDERATION. In consideration of the Executive’s decision to enter into this Agreement, the Employer will continue to employ Executive through the Separation Date and will provide Executive severance pay in accordance with the terms of the employment agreement between the Employer and the Executive dated August 19, 2015 (the “Retention Agreement”). Federal, state and local tax withholdings and other legal deductions may be applied to the above payment as determined by the Employer in its sole discretion.

Whether or not Executive executes this Agreement, the Employer will pay Executive any and all wages for all hours worked up to and through the Separation Date within the appropriate time frame required by applicable law. If Executive fails or refuses to execute this Agreement, or if Executive revokes this Agreement as provided herein, Executive will not be entitled to the consideration set forth above.

3. FULL AND FINAL RELEASE.

(a) In consideration of the payments being provided to Executive above, Executive, for himself, his attorneys, heirs, executors, administrators, successors and assigns, fully, finally and forever releases and discharges the Employer and all other affiliated companies, including but not limited to First Security Group, Inc., a bank holding company organized under the laws of the state of Tennessee and FSGBank, N. A., a national banking association organized under the laws of the United States, as well as its and their successors, assigns, officers, owners, directors, agents, representatives, attorneys, and employees (all of whom are referred to throughout this Agreement as the “Releasees”), of and from all claims, demands, actions, causes of action, suits, damages, losses, and expenses, of any and every nature whatsoever, as a result of actions or omissions occurring through the date Executive signs this Agreement.

Specifically included in this waiver and release are, among other things, any and all claims related to any severance pay plan, any and all claims related to Executive’s employment and separation from employment or otherwise, including without limitation: (1) Title VII of the Civil Rights Act of 1964, as amended by the Civil Rights Act of 1991; (2) the Americans with Disabilities Act, as amended; (3) 42 U.S.C. § 1981; (4) the Age Discrimination in Employment Act (29 U.S.C. §§ 621-624); (5) 29 U.S.C. § 206(d)(1); (6) Executive Order 11246; (7) Executive Order 11141; (8) Section 503 of the Rehabilitation Act of 1973; (9) Executive Retirement Income Security Act (ERISA); (10) the Occupational Safety and Health Act; (11) the Worker Adjustment and Retraining Notification (WARN) Act; (12) the Family and Medical Leave Act; (13) the Ledbetter Fair Pay Act; and (14) other federal, state and local discrimination laws, including those of the State of Tennessee.

Executive further acknowledges that Executive is releasing, in addition to all other claims, any and all claims based on any tort, whistle-blower, personal injury, defamation, invasion of privacy or wrongful discharge theory; retaliatory discharge theory; any and all claims based on any oral, written or implied contract or on any contractual theory (including the Retention Agreement); any claims based on a severance pay plan; and all claims based on any other federal, state or local Constitution, regulation, law (statutory or common), or other legal theory, as well as any and all claims for punitive, compensatory, and/or other damages, back pay, front pay, fringe benefits and attorneys’ fees, costs or expenses.

(b) Nothing in this Agreement, however, is intended to waive Executive’s entitlement to vested benefits under any 401(k) plan or other benefit plan provided by the Employer. Furthermore, the parties specifically agree that this release does not cover, and Executive expressly reserves, indemnification rights existing to the Executive as a current or former director and/or officer of First Security Group, Inc., FSGBank, N.A. and/or the Employer under the Articles and Bylaws of each pursuant to applicable state law, in accordance with any D&O policy existing for former officers and directors of First Security Group, Inc., FSGBank, N.A. and/or the Employer, and in accordance with the definitive merger agreement by and between First Security Group, Inc. and Atlantic Capital Bancshares, Inc. Finally, the above release does not waive claims that Executive could make, if available, for unemployment or workers’ compensation or claims that cannot be released by private agreement.

(c) Executive understands that this Agreement does not bar the Executive from filing a complaint and/or charge with any appropriate federal, state, or local government agency or cooperating with said agency in its investigation. Executive agrees, however, that the Executive shall not be entitled to receive any relief or recovery (monetary or otherwise) in connection with any complaint or charge brought against the Releasees, without regard as to who brought said complaint or charge.

4. ADVICE OF COUNSEL. Executive acknowledges that the Executive has been and is hereby advised by the Employer to consult with an attorney in regard to this matter.

5. POST-EMPLOYMENT COOPERATION. Executive agrees to fully cooperate with the Employer in the defense or prosecution of any claims or actions now in existence or which may be brought in the future against or on behalf of the Employer which relate to events or occurrences that transpired or which failed to transpire while Executive was employed by the Employer. Executive also agrees to cooperate fully with the Employer in connection with any internal investigation or review, or any investigation or review by any federal, state or local regulatory authority, relating to events or occurrences that transpired or failed to transpire while Executive was employed by the Employer. Executive’s full cooperation in connection with such matters shall include, but not be limited to, providing information to counsel, being available to meet with counsel to prepare for discovery or trial and acting as a witness on behalf of the Employer at mutually convenient times.

6. NO OTHER CLAIMS. Executive represents that Executive has not filed, nor assigned to others the right to file, nor are there currently pending, any complaints, charges or lawsuits against the Releasees with any governmental agency or any court or in any arbitration forum.

7. NON-DISPARAGEMENT. Executive agrees that Executive has not (including during the time period while this Agreement was under consideration by Executive) and will not make statements to clients, customers and suppliers of the Employer or to other members of the public that are in any way disparaging or negative towards the Employer, the Employer’s products or services, or the Employer’s representatives or employees.

The Employer will advise the members of its Boards of Directors and all executive officers of the Employer (collectively, the “Persons to be Advised”) that they should not make public statements that are in any way disparaging or negative towards the Executive. The Employer will advise the Persons to be Advised that a non-disparagement agreement is in effect, and will use reasonable efforts to enforce compliance with this Agreement. Notwithstanding the foregoing agreement, the parties hereto recognize and acknowledge that the Employer will not be liable for statements between the Employer and its independent auditors or statements necessary to comply with applicable law.

8. NON-ADMISSION OF LIABILITY OR WRONGFUL CONDUCT. This Agreement shall not be construed as an admission by the Employer of any liability or acts of wrongdoing or discrimination, nor shall it be considered to be evidence of such liability, wrongdoing, or discrimination.

9. RETURN OF PROPERTY. Executive acknowledges, understands, and agrees that Executive will turn over to Atlantic Capital Bank all documents, files, memoranda, records, credit cards, books, manuals, computer equipment, computer software, pagers, facsimile machines, PDAs, keys and electronic keys or access cards into the building and any other equipment or documents, and all other physical or electronic property of similar type that Executive received from the Employer and/or that Executive used in the course of his employment with the Employer and that are the property of the Employer, except as mutually agreed to in writing. Executive agrees that Executive will not delete, destroy or erase any data stored on or associated with such property, including but not limited to data stored on computers, servers, phones, or other electronic devices. Executive further agrees to return to Atlantic Capital Bank any and all hard copies of any documents which are the subject of a document preservation notice or other legal hold and to notify Atlantic Capital Bank of the location of any electronic documents which are subject to a legal hold.

10. CONFIDENTIALITY. The nature and terms of this Agreement are strictly confidential and they have not been and shall not be disclosed by Executive at any time to any person (including the Employer’s employees) except Executive’s lawyer, accountant, or immediate family without the prior written consent of an officer of the Employer, except as necessary in any legal proceedings directly related to the provisions and terms of this Agreement, to prepare and file income tax forms, or pursuant to court order after reasonable notice to the Employer. Executive may disclose that Executive is subject to an agreement not to disclose trade secrets and confidential information where necessary to comply with such confidentiality agreement. Executive agrees that Executive is responsible for informing these persons of the confidential nature of this Agreement and that any breach of this confidentiality provision by any of these persons shall be deemed a breach by Executive.

11. GOVERNING LAW. This Agreement shall be interpreted under the laws of the State of Tennessee.

12. SEVERABILITY. The provisions of this Agreement are severable, and if any part of this Agreement except Paragraphs 3, 5 or 7 are found by a court of law to be unenforceable, the remainder of the Agreement will continue to be valid and effective, and the court is authorized to amend relevant provisions of the Agreement to carry out the intent of the parties to the extent legally permissible. If Paragraph 3, 5 or 7 is found by a court of competent jurisdiction to be unenforceable, the parties agree to seek a determination by the court as to the rights of the parties, including whether Executive is entitled under those circumstances and the relevant law to retain the benefits paid to Executive under this Agreement.

13. SOLE AND ENTIRE AGREEMENT. This Agreement and the Retention Agreement set forth the entire agreement between the parties with respect to the subject matters covered by this Agreement and the Retention Agreement. Any other prior agreements between or directly involving the parties to the Agreement and the Retention Agreement with respect to the subject matters covered by this Agreement and the Retention Agreement are superseded by the terms of this Agreement and the Retention Agreement and thus are rendered null and void.

14. NO OTHER PROMISES. Executive affirms that the only consideration for his signing this Agreement is that set forth in Paragraph 2 that no other promise or agreement of any kind has been made to or with Executive by any person or entity to cause Executive to execute this document, and that Executive fully understands the meaning and intent of this Agreement, including but not limited to, its final and binding effect.

15. ACKNOWLEDGEMENTS.

(a) Executive acknowledges, understands and agrees that Executive has been notified of Executive’s rights under the Family and Medical Leave Act (FMLA) and state leave laws. Executive further acknowledges, understands and agrees that Executive has not been denied any leave requested under the FMLA or applicable state leave laws and that, to the extent applicable, Executive has been returned to Executive’s job, or an equivalent position, following any FMLA or state leave taken pursuant to the FMLA or state laws.

(b) Executive acknowledges, understands and agrees that it is Executive’s obligation to make a timely report, in accordance with the Employer’s policy and procedures, of any work related injury or illness. Executive further acknowledges, understands and agrees that Executive has reported to the Employer’s management personnel any work related injury or illness that occurred up to and including Executive’s last day of employment.

16. LEGALLY BINDING AGREEMENT. Executive understands and acknowledges that this Agreement contains a full and final release of claims against the Employer; and that Executive has agreed to its terms knowingly, voluntarily, and without intimidation, coercion or pressure.

17. ADVICE OF COUNSEL / CONSIDERATION AND REVOCATION PERIODS. Executive hereby acknowledges and agrees that this Agreement and the termination of Executive’s employment and all actions taken in connection therewith are in compliance with the Age Discrimination in Employment Act and the Older Workers Benefit Protection Act and that the releases set forth herein shall be applicable, without limitation, to any claims brought under these Acts. Executive acknowledges that the Executive has been and is hereby advised by the Employer to consult with an attorney in regard to this matter. Executive further acknowledges that Executive has been given more than twenty-one (21) days from the time that Executive receives this Agreement to consider whether to sign it. Executive shall have seven (7) days from the date Executive signs this Agreement to revoke the Agreement. To revoke, Executive must ensure that written notice is delivered to Anita M. Hill, EVP Human Resources, 3280 Peachtree Road NE, Suite 1600, Atlanta, Georgia 30305, by the end of the day on the seventh calendar day after Executive signs this Agreement. If Executive does not revoke this Agreement within seven (7) days of signing, this Agreement will become final and binding on the day following such seven (7) day period.

This Agreement includes a release of all known and unknown claims through the date of this Agreement. Executive should carefully consider all of its provisions before signing it. Executive’s signature below indicates Executive’s understanding and agreement with all of the terms in this Agreement.

Atlantic Capital Bancshares, Inc.

Date:	By:
Full Name: Walter M. Deriso, Jr.
Title: Chairman of the Board

Atlantic Capital Bank, N.A.

Date:	By:
Full Name: Douglas L. Williams
Title: President and Chief Executive Officer

Date:	Executive: Christopher G. Tietz